                                              --------------------------------
                                                       OMB APPROVAL
                                              --------------------------------
                                              OMB Number:          3235-0145
                                              Expires:       August 31, 1999
                                              Estimated average burden hours
                                              per response.............14.90
                                              --------------------------------



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                              BLUEGREEN CORPORATION
               ---------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
               ---------------------------------------------------
                         (Title of Class of Securities)

                                    703365106
                              ---------------------
                                 (CUSIP Number)

                                Robert D. Denious
                           Drinker Biddle & Reath LLP
                       Philadelphia National Bank Building
                              1345 Chestnut Street
                             Philadelphia, PA 19107
                                 (215) 988-2700

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 3, 1998
                              ---------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

---------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
______________________________________________________________________________

CUSIP No.  703365106                                       Page 2 of 8 Pages
______________________________________________________________________________

    1      NAME OF REPORTING PERSONS

                Best Investments International Inc.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                WC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                Panamanian Corporation
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       0
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       629,670
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       0
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       629,670
_______________|_____|________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             629,670
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                3.1%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                CO
______________________________________________________________________________
                                *SEE INSTRUCTIONS

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
_______________________________________________________________________________

CUSIP No.  703365106                                       Page 3 of 8 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS

                Best International Management Inc.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                WC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                Panamanian Corporation
______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       0
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       629,670
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       0
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       629,670
_______________|_____|________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             629,670
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                3.1%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                CO
______________________________________________________________________________
                                *SEE INSTRUCTIONS

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
______________________________________________________________________________

CUSIP No.  703365106                                       Page 4 of 8 Pages
______________________________________________________________________________

    1      NAME OF REPORTING PERSONS

                Paradigm Information Corporation
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                WC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                Bahamian International Business Corporation
______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       0
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       629,670
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       0
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       629,670
_______________|_____|________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             629,670
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                3.1%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                CO
______________________________________________________________________________
                                *SEE INSTRUCTIONS

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
______________________________________________________________________________

CUSIP No.  703365106                                       Page 5 of 8 Pages
______________________________________________________________________________

    1      NAME OF REPORTING PERSONS

                Thorand Trust and Management Limited
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                WC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                Bahamian Corporation
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       0
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       629,670
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       0
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       629,670
_______________|_____|________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             629,670
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                3.1%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                CO
______________________________________________________________________________
                                *SEE INSTRUCTIONS

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                  This statement amends and supplements the statement on
Schedule 13D filed with the Securities and Exchange Commission ("SEC") by Best Investments International Inc., a Panamanian corporation ("Best Investments"), Best International Management Inc., a Panamanian corporation ("Best Management"), Paradigm Information Corporation ("Paradigm"), and Thorand Trust and Management Limited ("Thorand"), as previously amended by Amendments No. 1 and No. 2, with respect to beneficial ownership of Common Stock, par value $.01 per share, of Bluegreen Corporation, a Massachusetts corporation (formerly known as Patten Corporation).

Item 5.  Interest in Securities of Issuer.

                  (a) As of the date on which this statement is executed, Best Investments (and Best Management, Paradigm and Thorand by virtue of their indirect beneficial ownership of Shares owned by Best Investments) beneficially owns 629,670 Shares, constituting 3.1% of the Issuer's issued and outstanding Shares (calculated in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934), based upon an aggregate of 20,293,403 Shares issued and outstanding (as stated in the Issuer's Quarterly Report on Form 10-Q for the quarter, period ending December 28, 1997). Of the 629,670 Shares, 462,558 represent Shares currently issued and outstanding and 167,112 represent Shares with respect to which there is a right of acquisition within 60 days within the meaning of Rule 13d-3(d)(1) under the Securities Exchange Act of 1934 by virtue of Best Investment's ownership of $1,377,000 aggregate principal amount of the Issuer's 8-1/4% convertible subordinated debentures due 2012 (the "Debentures"). Based upon a recent telephone call to the Issuer, the Debentures are convertible at any time into Shares at a price of $8.24 per Share.

                  (b) By virtue of Best Investments' direct ownership of 629,670 of the Shares and Best Management's right to vote and dispose of such Shares under its investment management agreement with Best Investments, Best Management and Best Investments have shared power to vote or direct the vote and shared power to dispose or direct the disposition of such Shares. By virtue of its status as a controlling shareholder of Best Management, Paradigm may be deemed to share the power to vote or direct the vote and shared power to dispose or direct the disposition of the Shares beneficially owned by Best Management. By virtue of its status as trustee of a trust that owns a majority of the outstanding capital stock of Paradigm, Thorand may be deemed to share the power to vote or direct the vote and shared power to dispose or direct the disposition of the Shares beneficially owned by Paradigm.

                  (c) During the period beginning February 2, 1998 (60 days prior to the date of event which requires the filing of this statement) and ending on the date of this statement, Best Investments effected 19 transactions in the Shares. On April 2, 1998, Best Investments sold 35,000 Shares in the open market for $8.6985 per Share (after netting commissions) for a total consideration of $304,448. On April 3, 1998, Best Investments sold 205,000 Shares in the open market for $8.3674 per Share (after netting commissions) for a total consideration of $1,715,321. On April 6, 1998, Best Investments sold 68,500 Shares in the open market for 8.5866 per Share (after netting commissions) for a total consideration of $588,183. On April 7, 1998, Best Investments sold 191,500

Shares in the open market for $9.1361 per Share (after netting commissions) for a total consideration of $1,749,562. On April 13, 1998, Best Investments sold 139,700 Shares in the open market for $9.2332 per Share (after netting commissions) for a total consideration of $1,289,875. On April 14, 1998, Best Investments sold 60,300 Shares in the open market for $9.1897 per Share (after netting commissions) for a total consideration of $554,138. On April 23, 1998, Best Investments sold 130,700 Shares in the open market for $9.7108 per Share (after netting commissions) for a total consideration of $1,269,198. On April 24, 1998, Best Investments sold 101,600 Shares in the open market for $9.4076 per Share (after netting commissions) for a total consideration of $955,811. On April 27, 1998, Best Investments sold 67,700 Shares in the open market for $8.8595 per Share (after netting commissions) for a total consideration of $599,788. On May 6, 1998, Best Investments sold 13,700 Shares in the open market for $9.9497 per Share (after netting commissions) for a total consideration of $136,310. On May 7, 1998, Best Investments sold 6,500 Shares in the open market for $9.9497 per Share (after netting commissions) for a total consideration of $64,673. On May 13, 1998, Best Investments sold 2,600 Shares in the open market for $9.9477 per Share (after netting commissions) for a total consideration of $25,864. On May 21, 1998, Best Investments sold 24,000 Shares in the open market for $8.7465 per Share (after netting commissions) for a total consideration of $209,916. On May 22, 1998, Best Investments sold 15,000 Shares in the open market for $8.6997 per Share (after netting commissions) for a total consideration of $130,496. On May 26, 1998, Best Investments sold 5,000 Shares in the open market for $8.1998 per Share (after netting commissions) for a total consideration of $40,999. On May 28, 1998, Best Investments sold 28,000 Shares in the open market for $8.2443 per Share (after netting commissions) for a total consideration of $230,841. On June 2, 1998, Best Investments sold 47,500 Shares in the open market for $8.4483 per Share (after netting commissions) for a total consideration of $401,295. On June 3, 1998, Best Investments sold 6,000 Shares in the open market for $8.5122 per Share (after netting commissions) for a total consideration of $51,073. On June 4, 1998, Best Investments sold 19,000 Shares in the open market for $8.6010 (after netting commissions) for a total consideration of $163,419.

                  (d)      None.

                  (e) On April 23, 1998, as a result of the sale of Shares by Best Investments described above, Best Investments, Best Management, Paradigm and Thorand ceased to be the beneficial owners of more than five percent of the Shares.

                                    SIGNATURE

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:  June 5, 1998                  BEST INVESTMENTS INTERNATIONAL INC.



                                     By: /s/ Robert V. Lotmore
                                         ---------------------------------
                                          Name:  Robert V. Lotmore
                                          Title:  President


                                     BEST INTERNATIONAL MANAGEMENT INC.



                                     By: /s/ Robert V. Lotmore
                                         ---------------------------------
                                          Name:  Robert V. Lotmore
                                          Title:  President




                                     PARADIGM  INFORMATION CORPORATION



                                     By: /s/ Robert V. Lotmore
                                         ---------------------------------
                                          Name:  Robert V. Lotmore
                                          Title:  President


                                     THORAND TRUST AND MANAGEMENT LIMITED


                                     By: /s/ Robert V. Lotmore
                                         ---------------------------------
                                          Name:  Robert V. Lotmore
                                          Title:  President